SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES 2003 RESULTS

Curitiba, Brazil, March 30, 2004 – Companhia Paranaense de Energia – Copel (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the year of 2003. All figures included in this report are in Reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

•  Net Revenues totaled R$ 2,990.8 million in 2003– increase of 12.1% against the previous year

•  2003 Operating Income of R$ 274.0 million

•  2003 Net Income of 2003: R$ 171.1 million (R$ 0.63 per 1,000 shares)

•  Increase in consumption through direct distribution and free customers: 1.2%

•  2003 EBITDA of R$ 387.9 million

Management Commentary

“Our annual results for 2003 chiefly reflect the continued provisioning of gas purchases for the UEG Araucária (R$ 162 million) and management's decision, on the advice of the Company's independent auditors, to provision R$ 252 million arising from the agreement with CIEN. This sum will be repaid in installments between 2004 and 2007 (R$ 63 million per year), pursuant to the Memorandum of Understanding signed between Copel and CIEN.”

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

KEY EVENTS

Net income:
Copel recorded a 2003 annual net income of R$ 171.1 million, equivalent to R$ 0.63 per 1,000 shares.

Market expansion:
Total power consumption throughout Copel's direct distribution area, including consumption by unregulated (“free”) customers, grew by 1.2% in 2003.
Residential, commercial, and rural consumer segments grew by 1.7%, 5.0%, and 2.8%, respectively. The good performance of the commercial segment is due mainly to the modernization of the commercial sector and the opening of over 5,000 new commercial businesses in 2003.
Industrial consumption throughout Copel's concession area dropped by 4.3% over the previous year on account of some major industrial customers having become unregulated (“free”) customers and of the lower level of economic activities during this period.

Rate increase
Under ANEEL Resolution 284 effective June 24, 2003, Copel Distribution was allowed to increase its power rates for sales to final customers by 25.27%, on average. However, electricity bills paid when due have been granted by the Company a discount equivalent to the rate increase. As of January 1st, 2004, such discount was reduced so that a power rate readjustment of 15% could be passed on to customers. Overdue customers have to pay in full the 25.27% rate increase.

Overdue customers
The rate increase discount afforded to electricity bills paid when due has caused a significant drop in the number of lapsed bills. In June 2003, overdue bills accounted for R$ 187 million, or 5.4% of the Company's 12-month gross revenues. In September, this figure had dropped to 3.5% of the 12-month gross revenues, or R$ 122 million. The figure for lapsed bills in December was R$114 million, or 2.6% of the gross revenues. The delinquency rate was calculated by dividing bills overdue by between 15 and 360 days by gross 12-month revenue.

“World's Most Respected Companies”
In 2003 Copel was ranked as the most respected public utility in Brazil and the third in the world according to an annual survey conducted by PriceWaterhouseCoopers in association with the Financial Times (the famous daily business newspaper published in Britain). The survey involved over one thousand interviews with CEOs and other corporate executive officers in 20 countries. Copel is the only Brazilian company that was listed under the “public utilities” category, where it comes just after Electricité de France (EDF) and the German electric utility RWE.

The Award for Best Investor Relations
Copel was chosen by the United States' Investor Relations Magazine as the Best Brazilian Company in Investor Relations (small and mid cap category). This award represents the opinion of investors and market analysts and their recognition of Copel's efforts to ensure a good relationship with investors and shareholders and the Company's commitment to transparency and proper Corporate Governance procedures.

Customer Satisfaction
Following a survey by ANEEL, the power sector regulatory agency, to determine customer satisfaction, Copel retook the lead among the five large-scale power distributors in the Southern Region (more than 400,000 consumers each). According to the agency's Customer Satisfaction Index (IASC), Copel was awarded an average rating of 68.85 on a scale of zero to 100, above the national average of 63.63. The results were officially announced at ANEEL's headquarters in Brasília on March 3, 2004.

CIEN
The agreement resulting from the renegotiation, on August 18, 2003, of the energy purchase contracts between Copel and Companhia de Interconexão Energética - CIEN, was duly registered by ANEEL on December 23 2003, becoming effective as of the same date.
In addition to the purchase values themselves, the new agreement stated that Copel would pay R$ 315 million in installments between 2003 and 2007 (R$ 63 million per year) for the energy acquired prior to the renegotiation. On the advice of the Company's independent auditors, Copel elected to provision the sums due in subsequent years (R$ 252 million) in its 2003 financial statements. Payment will be under the terms of the memorandum of understanding signed between Copel and CIEN.

Araucária Thermal Power Plant
In May 2000, Copel signed a power capacity purchase agreement with the Araucária Thermal Power Plant for 485 MW. In January 2003, the Company started renegotiating it. However, negotiations broke down as UEG Araucária notified Copel of its appeal for arbitration to the Chamber of International Trade in Paris. To safeguard its rights, Copel filed for an injunction pleading the suspension of the arbitration procedures, which was granted by a court of law in Paraná.
UEG Araucária then filed an appeal to nullify the injunction obtained by Copel. On June 25th 2003, the State Court of Law sustained the injunction granted to Copel.
Based on external legal counsel, Copel decided to stop accruing amounts in connection with Araucária capacity.
On August 14th 2003, Copel filed a new precautionary suit against UEG Araucária in order to be allowed to produce evidence in advance. This measure aims to establish the current technical impossibility of operating the power plant in a continuous, safe, and permanent manner as evidence to support the Company's case. A judicial investigation will take place and a court-appointed expert will issue a report detailing his conclusions, based on questions previously presented by Copel and UEG Araucária. Both Copel and UEG Araucária will have their own technical experts present, who will issue their own findings on the same questions.
The preliminary hearing before the Chamber of International Trade – in which the Terms of Reference, the hearings schedule and the procedures to be followed are agreed upon -- was held on February 20, 2004. Copel formally stated during this preliminary hearing that it deemed the Paris venue inadmissible, since a Brazilian court had overruled the contract clause providing for international arbitration.
On March 15, 2004, the Paraná 3rd District Court annulled the contract's arbitration clause, thereby re-establishing the jurisdiction of the Brazilian courts to rule on questions arising from the contract. The decision was based on the fact that the clause in question breached the terms of article 55, paragraph 2 of the Litigation Law, which states that “(contracts with the Public Administration) must contain a clause appointing the courts in the area of the Administration's headquarters as the sole adjudicators of any and all contractual issues”.

ELEJOR
Copel has decided to increase its equity in Centrais Elétricas do Rio Jordão S.A. (ELEJOR), the special purpose company holding the concession to exploit and operate the Santa Clara and Fundão hydropower complex on the Jordão River. For this purpose the Company signed with Triunfo Participações e Investimentos S.A. (TPI) an agreement to purchase 30% of ELEJOR's outstanding common shares. By means of this purchase Copel will hold a controlling interest of 70% in ELEJOR. The value of the acquisition is estimated at R$ 37.2 million.

ENERCAN
In November 2003 Copel signed and agreement to sell its interest (16.73%) in Campos Novos Energia S.A. (ENERCAN), a special purpose corporation constituted to build and operate the Campos Novos hydroelectric power station (880 MW of installed capacity, located on the Canoas River in the State of Santa Catarina) and its related transmission system. This agreement was submitted to ANEEL and was approved under Resolution no. 53, dated February 17, 2004. As a result, Copel received R$ 17.7 million in November 2003 and a further R$ 73.6 million in February 2004.

Debentures
On February 27, 2004, Copel reacquired the 1st series of simple debentures. Worth R$ 100 million, the series was remunerated at the DI + 1.75% p.a. and possessed a clause calling for renegotiation on March 1, 2004.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

In 2003, total power consumption in Copel's direct distribution area and by free customers amounted to 18,782 GWh, 1.2% up on 2002. This growth reflected the significant expansion of the commercial segment (5.0%), resulting from the establishment of several new hypermarkets throughout the State, the rural segment (2.8%), due to increased agricultural output and new connections; and the residential segment (1.7%), due to the increase in the number of consumers. The 4.3% drop in industrial consumption was explained by the lower economic activity in recent months and also by the loss of some industrial clients who became free customers.

As of December, Copel had 3,095,498 customers, 2.8% more than in December 2002.

Consumption per Class

Consumption per Class

  in GWh

Class	2003	2002	%

Residential	4,381	4,307	1.7
Industrial	7,233	7,554	(4.3)
Commercial	2,864	2,726	5.0
Rural	1,250	1,216	2.8
Other	1,689	1,648	2.5
Free customers outside the State of Paraná (Industrial)	1,365	1,100	24.1

Total	18,782	18,551	1.2

Revenues

Annual net revenues totaled R$ 2,990.8 million, 12.1% more than the R$ 2,668.6 million recorded in 2002. The upturn reflected the 10.96% increase in the supply tariff on June 24, 2002, the 1.2% market growth in 2003, and the subjection of overdue bills as of June 2003 to a 25.27% increase.

The improvement in supply revenue was due to higher power sales via bilateral contracts.

The reduction in “use of transmission plant” was due to the recuperation of sums, in 2002, arising from ANEEL's recognition of non-remunerated transmission assets.

Revenues per Class

Gross Revenue

(R$ thousand)

Revenues	2003	2002	% change

Residential	1,365,309	1,221,145	11.8
Industrial	1,172,135	1,053,648	11.2
Commercial	724,652	634,945	14.1
Rural	166,748	145,872	14.3
Other classes	307,629	272,902	12.7
Total Retail	3,736,473	3,328,512	12.3
Supply	334,157	193,622	72.6
Use of Transmission Lines	112,118	147,875	(24.2)
Telecom	32,212	32,655	(1.4)
Other	64,482	59,659	8.1

Total	4,279,442	3,762,323	13.7

Expenses

Annual operating expenses totaled R$ 2,895.3 million, versus R$ 2,353.1 million in 2002. The main reasons for the 23.0% increase were:

•  the 10.5% increase in the "personnel” line, chiefly due to pay rises awarded from collective labor agreements in October 2002 (6%), March 2003 (3%) and October 2003 (10%), and to the provisioning of employees' share of profits in the 2003 financial statements (R$ 16 million).

•  the increase in the “pension plan and other benefits” line, due to expenses arising from retirement benefits (CVM Deliberation 371/2000).

•  the increase in the “materials and supplies” line, reflecting gas purchases for UEG Araucária, totaling R$ 193.1 million, of which R$ 31.1 million was paid and R$ 162.0 million provisioned;

Copel has obtained a legal opinion from the IDC – Instituto de Direito Civil (Civil Rights Institute) – which considers the contract for the purchase of capacity from UEG Araucária to be legally ineffective since it was not ratified by ANEEL. Based on this opinion, the Company elected to reverse the provisions for capacity purchase from UEG Araucária on June 30, 2003. As of then, the expenses arising from this contract have not been booked;

•  “energy purchased for resale”, chiefly from Itaipu (R$ 395.7 million), CIEN (R$ 564.6 million), Dona Francisca (R$ 32.3 million) and Itiquira (R$ 39.2 million).

The amount booked under electricity purchased from CIEN contemplates the outcome of the contract renegotiation, which resulted in a 50% reduction in the energy acquisitions and the provisioning of R$ 252 million in electricity acquired prior to the renegotiation.

•  the 47.8% jump in the “charges for the use of transmission grid” line due to the increase in the tariff for the use of the Basic Network's transmission plant, ratified by ANEEL Resolutions 358, of June 28 2002, and 307, of June 30 2003.

• the increase in “regulatory charges”, under which the following are booked: CCC – Fuel Consumption Account (R$ 123.8 million), financial compensation for the utilization of water resources (R$ 43.4 million), ANEEL's Electric Power Services Oversight Fee (R$ 6.0 million), CDE – Energy Development Account (R$ 43.4 million) and the amortization of the deferment of CVA - Memorandum Account for “Parcel A” Variations and others (R$ 2.2 million).
Expenses

(R$ thousand)

Operating Expenses	2003	2002	% change

Personnel	400,303	362,368	10.5
Pension plan and other benefits	106,190	88,420	20.1
Materials and supplies	251,406	160,475	56.7
Third-party services	169,317	185,796	(8.9)
Electricity purchased for resale	1,090,392	799,287	36.4
Transmission of electricity purchased	17,710	14,625	21.1
Use of transmission grid	219,893	148,763	47.8
Depreciation and amortization	292,342	282,390	3.5
Regulatory charges	218,780	172,954	26.5
Other expenses	128,965	138,029	(6.6)

Total	2,895,298	2,353,107	23.0

EBITDA
Annual EBITDA stood at R$ 387.9 million, 35.1% down on the R$ 597.8 million recorded in 2002. However, if we ignore provisions of R$ 252 million arising from the agreement with CIEN (amount to be disbursed in the next 4 years), 2003 EBITDA would amount to R$ 639.9 million.

Financial Results
The 2003 financial result chiefly reflected the appreciation of the Real against the US dollar (18.23% for the year).

Operating Income
Annual operating income totaled R$ 274.0 million, versus a loss of R$ 133.4 million in the previous year.

Non-Operating Result
The annual non-operating result was primarily a reflection of provisions for probable losses in tax incentives from Finam – Amazonia Investment Fund – and Finor – Northeast Investment Fund (R$ 39.7 million), offset by net gains from the deactivation/sale of goods and rights (R$ 20.1 million).

Net Income
Copel posted a 2003 net income of R$ 171.1 million, mainly due to the reversion of provisions for the purchase of capacity from UEG Araucária (R$ 70.4 million), the renegotiation of the energy purchase contract with CIEN, which resulted in provisions of R$ 252 million referring to electricity acquired prior to the renegotiation, and the positive financial result due to the appreciation of the Real against the US dollar.

Balance Sheet and Capex (Assets)
As of December 31, 2003, Copel's total assets amounted to R$ 9,185.3 million.
Annual capex stood at R$ 327.2 million. Of this total, R$ 11.3 million went to generation projects, R$ 70.9 million to transmission, R$ 158.0 million to distribution, R$ 44.9 million to telecommunications and R$ 42.1 million to partnerships.

Balance Sheet (Liabilities)
As of the same date, Copel's total debt amounted to R$ 1,959.6 million, with a debt-to-equity ratio of 40.3%.
Shareholders' equity stood at R$ 4,858.2 million, 2.8% more than at the close of 2002 and equivalent to R$ 17.75 per 1,000 shares.

Debt Profile

(R$ thousand)

Foreign Currency	Short Term	Long Term	Total

Eurobonds	7,160	433,380	440,540
IDB	32,831	182,860	215,691
National Treasury	15,355	161,572	176,927
Eletrobrás	5	87	92
Banco do Brasil S/A	7,379	33,417	40,796

Total	62,730	811,316	874,046

Local Currency	Short Term	Long Term	Total

Eletrobrás	39,438	368,764	408,202
BNDES	5,214	5,165	10,379
Debentures	157,859	506,761	664,620
Other	1,117	1,247	2,364

Total	203,628	881,937	1,085,565

TOTAL	266,358	1,693,253	1,959,611

ADDITIONAL OPERATING INFORMATION

Main Operational and Financial Highlights

(As of December 31, 2003)
Generation Number of power plants: Total installed capacity: Number of automated power plants: Number of step up substations: Number of automated step up substations: Transforming capacity:	18 (17 hydro plants and 1 thermal plant) 4,550 MW 10 12 10 5,004 MVA
Transmission Transmission lines: Number of substations: Number of automated substations: Transforming capacity:	6,977 km 124 124 14,807 MVA

Distribution
Distribution lines:
Number of substations:
Number of automated substations:
Transforming capacity:
Served localities:
Served cities:
Number of consumers:
DEC (outage duration by consumer):
FEC (outage frequency by consumer):

165,167 km 225 143 1,420 MVA 1,112 393 3,095,498 18:53 hours 16.54 outages
Telecom OPGW optical cables: Self-sustained optical cables: Served cities: Number of clients:	3,290 km 3,000 km 79 147
Administration Number of employees: Consumer/distribution branch employee:	6 ,293 693
Financial Book Value per 1,000 shares: EBITDA: Liquidity (current ratio):	R$ 17.75 R$ 387.9 million 1.10x

Average Tariffs as of December 2003 and 2002

(R$/MWh)

Tariffs	Dec 2003	Dec 2002	% change

Retail	152.79	144.55	5.7
Supply to small power utilities	74.51	61.23	21.7
Itaipu (purchase) *	90.45	124.25	(27.2)

(*) Furnas transmission tariff included

Retail Tariffs

(R$/MWh)

Tariffs	Dec 2003	Dec 2002	% change

Residential	224.572	20.43	6.1
Industrial	103.84	96.17	8.0
Commercial	187.021	79.74	4.1
Rural	131.521	29.55	1.5
Other	134.771	33.74	0.8
Total Retail	152.791	44.55	5.7

December tariffs do not contemplate the effects of the discount reduction occurred on January 1st, 2004 (15%).

Energy Flow (GWh)

Source
Own Generation	16,598
Energy Purchased	12,964
Itaipu	5,678
Ande	369
Cien	5,560
Autoproducers	1,357

Copel's Total Available Power	29,562
State Demand	17,885
Retail	17,417
Wholesale	468
Free Customers	1,365
Initial Supply Contracts	105
Bilateral Contracts	2,410
Other	6,199
Losses	1,598

Main autoproducers: Itiquira (612 GWh), Dona Francisca (489 GWh) and Foz do Chopim (177 GWh).

Main bilateral contracts: Elektro (1,190 GWh) and Celesc (1,139 GWh).

Shareholder Structure (millions of shares)

As of December 31, 2003

Milhões de ações/Millions of shares
ACIONISTAS SHAREHOLDERS	ON COMMON	%	PNA PREFERRED "A"	%	PNB PREFERRED "B"	%	TOTAL	%

ESTADO DO PARANÁ	85,028	58.6	-	-	-	-	85,028	31.1
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
BNDESPAR	38,299	26.4	-	-	28,211	22.0	66,510	24.3
CUSTÓDIA BOLSA (Free Float)	19,564	13.5	122	30.1	99,854	77.9	119,540	43.6
No Brasil	19,236	13.3	122	30.1	58,463	45.6	77,821	28.4
ADS's	328	0.2	-	-	41,391	32.3	41.719	15.2
OUTROS	609	0.4	283	69.9	154	0.1	1,046	0.4

TOTAL	145,031	100.0	405	100.0	128,219	100.0	273,655	100.0

FINANCIAL STATEMENTS - Copel

SUMMARIZED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

Assets
				Consolidated

	03/31/2003	06/30/2003	03/30/2003	12/31/2003	12/31/2002

Current
Cash in hand	229,703	366,028	501,055	348,881	199,919
Customers and distributors	625,031	630,512	639,181	670,288	552,854
Allowance for doubtfull accounts	(40,487)	(57,133)	(57,133)	(51,570)	(36,534)
Third-parties services, net	9,818	11,532	15,854	28,872	4,938
Dividends receivable	3,031	1,539	570	9,950	3,031
Services in progress	3,518	3,438	3,757	4,238	9,503
CRC transferred to State Government	63,990	81,978	99,668	123,885	43,305
Taxes and social contributions paid in advance	157,203	65,149	67,688	76,891	159,853
Material and supplies	16,401	16,438	17,214	27,189	20,686
Account for compensation of "Portion A"	3,964	-	30,939	59,463	46,030
Other	25,513	16,700	10,968	93,054	27,674

	1,097,685	1,136,181	1,329,761	1,391,141	1,031,259

Long-term assets
Customers and distributors	28,343	63,465	67,365	72,274	34,752
CRC transferred to State Government	908,858	897,190	904,096	912,441	866,077
Taxes and social contributions paid in advance	584,151	549,477	578,065	653,256	561,057
Judicial Deposits	101,561	105,792	107,957	112,385	95,559
Intercompany receivables	36,668	36,733	36,970	61,263	36,624
Account for compensation of "Portion A"	120,395	177,056	216,573	178,390	38,102
Other	61,162	58,723	58,076	72,612	52,006

	1,841,138	1,888,436	1,969,102	2,062,621	1,684,177

Permanent
Investments	524,504	529,739	494,644	455,702	497,579
Property, plant and equipment
In service	5,436,581	5,442,321	5,446,701	5,490,029	5,463,273
Construction in progress	503,726	473,172	465,993	463,372	504,303
( - ) Special liabilities	(641,845)	(657,312)	(669,403)	(677,523)	(633,414)
	5,298,462	5,258,181	5,243,291	5,275,878	5,334,162

	5,822,966	5,787,920	5,737,935	5,731,580	5,831,741

Total	8,761,789	8,812,537	9,036,798	9,185,342	8,547,177

SUMMARIZED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

Liabilities and Shareholders' equity
				Consolidated

	03/31/2003	06/30/2003	03/30/2003	12/31/2003	12/31/2002

Current
Loans and financing	139,138	112,337	115,358	108,499	142,978
Debentures	7,159	32,073	33,227	157,859	55,161
Suppliers	549,222	417,737	487,834	400,984	248,882
Taxes and social contributions	165,948	172,541	284,046	320,037	160,618
Interest on own capital	638	638	637	43,219	643
Accrued payroll costs	46,184	56,158	71,318	71,757	45,129
Pension plan and other post-retirement benefits	74,133	76,793	76,429	92,173	67,445
Regulatory charges	44,839	60,509	56,435	50,106	39,279
Customers and other	28,545	29,769	40,990	24,509	34,614

	1,055,806	958,555	1,166,274	1,269,143	794,749

Long-term liabilities
Loans and financing	1,366,763	1,213,246	1,205,582	1,186,492	1,442,471
Debentures	597,471	596,600	600,698	506,761	573,683
Suppliers	-	889	889	272,889	6,326
Pension plan and other post-retirement benefits	588,655	585,408	584,671	565,895	595,905
Swap operations	-	-	11,585	33,724	-
Taxes and social contributions	40,934	60,199	73,045	82,316	12,955
Intercompany receibables	-	-	-	-	-
Provision for contingencies	398,634	405,418	407,671	408,304	392,041
Regulatory charges	2,973	-	-	1,588	2,973

	2,995,430	2,861,760	2,884,141	3,057,969	3,026,354

Shareholders' equity
Capital stock	2,900,000	2,900,000	2,900,000	2,900,000	2,900,000
Capital reserves	817,292	817,292	817,292	817,292	817,288
Income reserves	993,261	1,274,930	1,269,091	1,140,938	1,008,786

	4,710,553	4,992,222	4,986,383	4,858,230	4,726,074

Total	8,761,789	8,812,537	9,036,798	9,185,342	8,547,177

Quarterly Income Statement (in thousands of Brazilian Reais)

					Consolidated

STATEMENT OF INCOME	1st Q. 2003	2nd Q. 2003	3rd Q. 2003	4th Q. 2003	12/31/2003	12/31/2002

Operating revenues
Electricity sales to final customers	911,534	913,234	897,504	1,014,201	3,736,473	3,328,512
Electricity sales to distributors	43,860	44,042	133,190	113,065	334,157	193,622
Use of transmission plant	26,425	16,520	31,259	37,914	112,118	147,875
Telecom revenues	7,840	8,144	7,438	8,790	32,212	32,655
Other revenues	21,790	14,732	14,475	13,485	64,482	59,659

	1,011,449	996,672	1,083,866	1,187,455	4,279,442	3,762,323

Deductions from operating revenues	(297,693)	(313,342)	(327,220)	(350,365)	(1,288,620)	(1,093,772)

Net operating revenues	713,756	683,330	756,646	837,090	2,990,822	2,668,551
Operating expenses
Payroll	84,363	89,347	97,388	129,205	400,303	362,368
Pension plan	25,913	26,163	26,299	27,815	106,190	88,420
Materials and supplies	127,487	(13,517)	60,982	76,454	251,406	160,475
Third-party services	38,277	38,618	39,182	53,240	169,317	185,796
Electricity purchase for resale	309,771	55,824	230,302	494,495	1,090,392	799,287
Transport of electricity capacity	4,132	4,611	4,774	4,193	17,710	14,625
Charges for the use of transmission grid	51,696	30,538	47,398	90,261	219,893	148,763
Depreciation and amortization	72,734	72,379	73,045	74,184	292,342	282,390
Regulatory charges	57,236	57,054	34,572	69,918	218,780	172,954
Other expenses	18,729	30,922	69,620	9,694	128,965	138,029
	790,338	391,939	683,562	1,029,459	2,895,298	2,353,107
Result of operations	(76,582)	291,391	73,084	(192,369)	95,524	315,444
Equity Investment	10,100	(1,966)	14,255	9,341	31,730	(34,174)
Financial income (expenses)
Financial income	93,571	63,764	75,890	89,395	322,620	349,174
Financial expenses	(47,081)	82,777	(105,506)	(106,069)	(175,879)	(763,807)
	46,490	146,541	(29,616)	(16,674)	146,741	(414,633)
Operating income (expenses)	(19,992)	435,966	57,723	(199,702)	273,995	(133,363)
Non-operating income (expenses)	(1,500)	(1,474)	(58,355)	40,799	(20,530)	(22,411)

Income (loss) before income tax	(21,492)	434,492	(632)	(158,903)	253,465	(155,774)
Income tax	4,396	(112,356)	(3,698)	51,419	(60,239)	25,558
Social contribution	1,571	(40,467)	(1,509)	18,316	(22,089)	15,609
	5,967	(152,823)	(5,207)	69,735	(82,328)	41,167

Net income (loss) before Extraordinary item	(15,525)	281,669	(5,839)	(89,168)	171,137	(114,607)

Extraordinary item	-	-	-	-	-	(205,412)

Net income (loss)	(15,525)	281,669	(5,839)	(89,168)	171,137	(320,019)

Earning per thousand shares	(0.0567)	1.0293	(0.0213)	(0.3258)	0.6254	(1.1694)

FINANCIAL STATEMENTS - SUBSIDIARIES

SUMMARIZED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

Assets	GER	TRA	DIS	TELECOM	PAR
	2003	2003	2003	2003	2003

Current
Cash in hand	224,926	68,263	52,510	403	249
Customers and distributors	254,092	36,463	581,146	-	-
Third-parties services, net	510	28	27,994	2,718	-
Services in progress	527	1,625	605	-	231
CRC transferred to State Government	-	-	123,885	-	-
Taxes and social contributions paid in advance	8,839	15,743	96,419	3,838	1,847
Material and supplies	1	7,577	16,306	3,305	-
Account for compensation of "Portion A"	-	-	59,463	-	-
Sale of goods and rights	363	26	49	-	70,647
Dividends receivable	-	-	-	-	9,950
Other	5,095	3,590	9,298	373	58
	494,353	133,315	967,675	10,637	82,982

Long-term assets
Customers and distributors	35,755	-	36,520	-	-
CRC transferred to State Government	-	-	912,441	-	-
Taxes and social contributions paid in advance	46,690	40,749	394,290	11,808	4,449
Judicial Deposits	3,863	8,853	25,049	168	-
Intercompany receivables	219,527	20,153	-	-	24,000
Account for compensation of "Portion A"	-	-	178,390	-	-
Other	4,162	5,874	59,666	-	1,695
	309,997	75,629	1,606,356	11,976	30,144

Permanent
Investments	6,045	2,273	413	-	442,633
Property, plant and equipment	3,084,040	954,211	1,748,389	166,520	241
( - ) Special liabilities	-	(7,140)	(670,384)	-	-
	3,090,085	949,344	1,078,418	166,520	442,874

Total	3,894,435	1,158,288	3,652,449	189,133	556,000

SUMMARIZED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

Liabilities and Shareholders' equity	GER	TRA	DIS	TELECOM	PAR
	2003	2003	2003	2003	2003

Current
Loans and financing	72,372	19,370	16,757	-	-
Debentures	-	-	51,150	-	-
Suppliers	184,653	2,994	467,023	3,461	31
Taxes and social contributions	28,194	25,207	192,104	897	328
Interest on own capital	106,872	59,784	-	916	22,272
Accrued payroll costs	12,662	11,687	42,904	3,534	819
Pension plan and other post-retirement benefits	22,863	22,173	43,945	3,061	132
Regulatory charges	9,393	760	39,940	13	-
Customers and other	935	2,176	22,644	7	2
	437,944	144,151	876,467	11,889	23,584
Long-term liabilities
Loans and financing	922,735	125,812	137,945	-	-
Debentures	-	-	506,761	-	-
Suppliers	889	-	272,000	-	-
Pension plan and other post-retirement benefits	104,864	94,625	343,346	22,232	828
Swap operations	33,724	-	-	-	-
Taxes and social contributions	-	-	82,316	-	-
Intercompany receibables	-	-	139,527	44,599	178,005
Provision for contingencies	25,118	20,579	130,936	410	-
Regulatory charges	1,588	-	-	-	-
	1,088,918	241,016	1,612,831	67,241	178,833
Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserves	-	-	-	701	-
Earnings reserves	28,641	21,132	-	107	22,865
Accumulated earnings (losses)	-	-	(444,017)	(11,455)	-
	2,367,573	773,121	1,163,151	110,003	353,583

Total	3,894,435	1,158,288	3,652,449	189,133	556,000

SUMMARIZED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

STATEMENT OF INCOME	GER	TRA	DIS	TELECOM	PAR
	2003	2003	2003	2003	2003
Operating revenues
Electricity sales to final customers	29,305	-	3,709,567	-	-
Electricity sales to distributors	878,452	-	212,611	-	-
Use of transmission plant	-	286,665	14,606	-	-
Telecom revenues				60,709
Equity Investment	-	-	-	-	31,664
Other revenues	14,677	3,127	47,677	-	-
Deductions from operating revenues	(60,233)	(21,637)	(1,198,056)	(8,694)	(436)
Net operating revenues	862,201	268,155	2,786,405	52,015	31,228
Operating Expenses
Payroll and pension plan	86,601	74,302	317,724	21,352	3,399
Materials and third-party services	257,303	12,844	173,214	6,595	682
Electricity purchase for resale	52,090	-	1,795,208	-	-
Charges for the use of transmission grid	49,181	-	377,574	-	-
Depreciation and amortization	100,607	35,072	137,428	19,189	46
Regulatory charges and other expenses	70,368	7,207	202,730	2,771	137
	616,150	129,425	3,003,878	49,907	4,264
Result of operations	246,051	138,730	(217,473)	2,108	26,964
Equity Investment	-	-	-	-	-
Financial income (expenses)
Financial income	42,331	15,403	269,209	1,960	545
Financial expenses	(18,196)	(584)	(142,099)	(374)	(138)
	24,135	14,819	127,110	1,586	407
Operating income (expenses)	270,186	153,549	(90,363)	3,694	27,371
Non-operating income (expenses)	1,078	(833)	(5,421)	(308)	23,489
Income (loss) before income tax	271,264	152,716	(95,784)	3,386	50,860
Income tax and social contribution	(53,297)	(31,192)	20,113	(1,243)	(3,089)

Net income (loss)	217,967	121,524	(75,671)	2,143	47,771

FISCAL YEAR 2003 EARNINGS CONFERENCE CALL

Presentation, in Portuguese, by Ronald Thadeu Ravedutti, CFO and Investor Relations Officer

Date & Time:	Wednesday, March 31, 2004 9:00 am EST 11:00 am Brasília Time
Number:	(55-11) 2101-1490
Access Code:	Copel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.